Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Williston, Peter G.		2. Issuer Name and Ticker or Trading Symbol Vail Banks, Inc. (VAIL)				6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner _X_ Officer (give ___ Other (specify title below) below) Chief Financial Officer
(Last) (First) (Middle) 108 South Frontage Road West, Suite 101		3. I.R.S. Identification Number of Reporting Person, if an entity voluntary)		4. Statement for Month/Year January 2002
(Street) Vail, CO 81657				5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	1/24/02	A	V	24,954	A		53,131 (1)	D
							1,205 (2)	I	401(K) Plan

* If the form is filed by more than one reporting person, see Instructions 4(b)(v).
(Over) SEC 1474 (3-99)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)  Includes 12 shares acquired in 2001 under Vail Banks, Inc.'s dividend reinvestment plan, and 74 shares acquired in 2001 pursuant to a dividend reinvestment feature of Mr. Williston's Individual Retirement Account.
(2)  Shares are held by the WestStar Bank 401(K) Investment and Savings Plan for the benefit of the Reporting Person, based on a report of the plan administrator as of 12/31/2001. The 1,205 shares also include shares acquired through dividend reinvestment in the plan.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Peter G. Williston Peter G. Williston **Signature of Reporting Person	2-13-02 Date
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